EXHIBIT 99.1

99 Wood Avenue South, Suite 311

Iselin, NJ 08830

www.pharmoscorp.com

Pharmos Corporation Reports 2005 Third Quarter Results

Iselin, NJ, November 3, 2005 - Pharmos Corporation (Nasdaq: PARS) today reported financial results for the third quarter ended September 30, 2005.

For the 2005 third quarter the net loss was $3.3 million, or $ 0.17 per share compared to a net loss of $5.9 million, or $ 0.33 per share in the 2004 third quarter. The 45% decrease in net loss was due primarily to a 50% decrease in net research and development expenditures and the near elimination of interest expense due to the repayment of convertible debt as of March 31, 2005. Cash and short-term investments totaled $48.2 million on September 30, 2005.

Operating expenses for the 2005 third quarter were $3.7 million, 34% lower than the third quarter of 2004. Net research and development expenses in the 2005 third quarter were $1.9 million, 50% lower than the $3.8 million in the third quarter of 2004. The year-over-year decrease was due primarily to a reduction in clinical trial expense associated with a large-scale Phase III trial and an exploratory Phase IIa trial, both of which were ongoing in the 2004 third quarter and completed in the 2004 fourth quarter. The primary research and development expenditures in the third quarter 2005 were related to continued development of the CB2-selective platform, including initiation of Phase I clinical testing of cannabinor, Pharmos’ lead product candidate for the treatment of pain indications.

General and administrative expenses of $1.7 million in the 2005 third quarter were unchanged from the third quarter of 2004, but there were variances within specific expense categories. Compensation and insurance expenses increased by $0.2 million and $0.1 million, respectively, in the third quarter 2005 compared to the third quarter 2004. The compensation increase is attributed to the amortization of deferred compensation from the September 2004 Retention Award Agreements. The increase in insurance is attributable to higher insurance rates. Professional fees decreased by $0.2 million as a result of lower accounting fees related to Sarbanes Oxley compliance compared to a year ago. Consulting expenses decreased $0.2 million reflecting the absence of non-cash charges incurred in 2004 for stock options and to reduced pre-marketing consulting fees in 2005.

Other income (expense), net, increased by $0.7 million from an expense of $0.3 million in 2004 to income of $0.4 million in 2005. The repayment of the September 2003 Convertible Debentures at the end of March 2005 eliminated $0.8 million interest expense for the third quarter. Additionally, interest income for the 2005 third quarter was $0.4 million, compared to $0.1 million in the 2004 third quarter. Offsetting these improvements, the market to market valuation of warrants in the 2005 third quarter decreased year-over-year by $0.3 million.

Haim Aviv, Ph.D., Chairman and CEO, said, “We are pleased to report that during the third quarter the Phase I trial of cannabinor in healthy volunteers was initiated and that dosing was completed in October. We look forward to completing data analysis and announcing the results before year-end. In 2006 we expect to move into the clinic with two major initiatives. We plan to undertake Phase II trials with cannabinor to treat neuropathic and post-operative pain early in the year. We also expect to initiate Phase II clinical trials in early 2006 to treat pain by delivering NSAIDs with our NanoEmulsion drug delivery technology.”

For the nine months ended September 30, 2005, Pharmos recorded net income of $0.05 million, or $0.00 per share, compared to a net loss of $17.2 million, or $0.97 per share for the same period in 2004. In the 2005 first quarter Pharmos received a net milestone payment of $10.7 million from a former marketing partner. As a result of this non-recurring milestone event, the Company recorded positive income for the first nine months of 2005.

Total operating expenses were $11.8 million, a decrease of 19% from $14.5 million for the same period in 2004. Net research and development expenditures were $6.2 million, a decrease of 35% from $9.6 million for the same period in 2004. The decrease reflects lower clinical development expenditures in 2005 compared to 2004. Research and development expenses for the first nine months of 2005 are largely attributable to preclinical development of cannabinor and to extending the Company’s CB2-selective technology platform.

General and administrative expenses for the nine months ended September 30, 2005 increased by $0.8 million or 17%, from $4.5 million for the same period in 2004, primarily due to increased compensation, professional fees, and insurance by $0.8 million, $0.4 million, and $0.3 million, respectively in 2005. The increase in compensation is attributed to the amortization of deferred compensation from the Retention Award Agreements awarded in the third quarter of 2004. The higher professional fees in 2005 are attributed to increased legal fees related to the class action suits and higher accounting fees related to Sarbanes-Oxley compliance. The increase in insurance is attributable to higher insurance rates. Partially offsetting the increases, consultant expenses were lower by $0.6 million due to a non-cash charge in 2004 for stock options provided to two key consultants and to reduced pre-marketing consulting fees in 2005

Other income (expense), net, increased in the first nine months of 2005 by $14.5 million from an expense of $2.7 million for the same period in 2004 to income of $11.8 million in 2005. Income of $10.7 million was recognized for the net payment received from Bausch & Lomb in the first quarter of 2005. Interest income increased to $1.0 million in 2005 from $0.5 million in 2004 as a result of a higher average investment balance. Additional benefit was realized by a decrease of $3.1 million in interest expense to $0.2 million in 2005 from $3.2 million in 2004. The decrease in 2005 interest expense is a result of the substantially reduced average outstanding balance during the first nine months of 2005 of the September 2003 Convertible Debentures that were fully repaid at the end of March 2005.

Pharmos discovers and develops novel therapeutics to treat a range of indications including neurological and inflammatory disorders. The Company’s core proprietary technology platform focuses on discovery and development of synthetic cannabinoid compounds. Cannabinor, the lead CB2-selective receptor agonist candidate, is undergoing Phase I safety studies and, if successful, will enter Phase II testing in pain indications in early 2006. From the dextrocannabinoid family, the neuroprotective drug candidate dexanabinol completed a Phase IIa trial as a preventive agent against post-surgical cognitive impairment. Other compounds from Pharmos’ proprietary synthetic cannabinoid library are in pre-clinical studies targeting pain, multiple sclerosis, rheumatoid arthritis and other disorders. The Company’s NanoEmulsion drug delivery system is in clinical-stage development for topical application of analgesic and anti-inflammatory agents.

Statements made in this press release related to the business outlook and future financial performance of the Company, to the prospective market penetration of its drug products, to the development and commercialization of the Company’s pipeline products and to the Company’s expectations in connection with any future event, condition, performance or other matter, are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. Additional economic, competitive, governmental, technological, marketing and other factors identified in Pharmos’ filings with the Securities and Exchange Commission could affect such results.

Contacts
Pharmos U.S.	The Ruth Group, Inc.
Gale Smith	John Quirk (investors)
(732) 452-9556	(646) 536-7029
Pharmos Israel	Janine McCargo (media)
Irit Kopelov	(646) 536 7033
011-972-8-940-9679

(Tables attached)

PHARMOS CORPORATION

(Unaudited)

Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30
	2005	2004	2005	2004
Expenses
Research and development, gross	$2,180,137	$4,811,747	$7,225,373	$12,316,830
Grants	(284,185)	(1,032,813)	(1,015,640)	(2,739,958)

Research and development, net of grants	1,895,952	3,778,934	6,209,733	9,576,872
Selling, general and administrative	1,734,493	1,739,679	5,265,239	4,490,024
Depreciation and amortization	87,841	143,300	301,518	443,370

Total operating expenses	3,718,286	5,661,913	11,776,490	14,510,266

Loss from operations	(3,718,286)	(5,661,913)	(11,776,490)	(14,510,266)

Other income (expense)
Bausch & Lomb payment	—	—	10,725,688	—
Interest income	416,267	147,294	1,043,283	450,143
Interest expense	(2,219)	(756,804)	(165,591)	(3,244,379)
Change in value of warrants	11,562	345,284	254,246	143,577
Other (expense) income	0	(16,770)	(34,723)	(8,086)

Other income (expense), net	425,610	(280,996)	11,822,903	(2,658,745)

Net income (loss)	($ 3,292,676)	($ 5,942,909)	$46,413	($17,169,011)

Net income (loss) per share
- basic	($ 0.17)	($ 0.33)	$0.00	($ 0.97)

- diluted	($ 0.17)	($ 0.33)	$0.00	($ 0.97)

Weighted average shares outstanding
- basic	18,974,338	18,150,939	18,974,120	17,754,459

- diluted	18,974,338	18,150,939	18,974,954	17,754,459

PHARMOS CORPORATION

(Unaudited)

Condensed Consolidated Balance Sheets

	September 30, 2005	December 31, 2004
Assets
Cash and cash equivalents	$34,678,382	$49,014,530
Short-term investments	13,551,278	—
Restricted cash	—	4,846,155
Research and development grants receivable	589,396	1,537,782
Prepaid expenses and other current assets	963,039	262,810
Debt issuance costs	—	45,648

Total current assets	49,782,095	55,706,925

Fixed assets, net	812,698	987,451
Restricted cash	141,563	139,594
Severance pay funded	779,820	811,926
Other assets	18,496	18,946

Total assets	$51,534,672	$57,664,842

Liabilities and Shareholder’s Equity
Accounts payable	$295,448	$2,462,162
Accrued expenses	910,689	1,155,413
Warrant liability	43,709	297,955
Accrued wages and other compensation	1,164,477	756,488
Convertible debentures, net	—	4,765,540

Total current liabilities	2,414,323	9,437,558

Other liability	137,797	39,412
Severance pay	1,048,069	1,197,039

Total liabilities	3,600,189	10,674,009

Commitments and contingencies

Shareholder’s Equity
Preferred stock, $.03 par value, 1,250,000 shares authorized, none issued
and outstanding	—	—
Common stock, $.03 par value; 60,000,000 shares authorized, 19,027,809
issued	570,834	2,854,112
Deferred compensation	(805,132)	(1,701,122)
Paid-in capital in excess of par	191,094,477	188,809,955
Accumulated deficit	(142,925,270)	(142,971,686)
Treasury stock, at cost, 2,838 shares	(426)	(426)

Total shareholders’ equity	47,934,483	46,990,833

Total liabilities and shareholders’ equity	$51,534,672	$57,664,842